Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

The following communication was sent by email to the employees of Mondee Holdings II, Inc.:

Memo to Employees: Mondee is Going Public!

From: Prasad Gundumogula

To: All Employees

Subject: Mondee is Going Public!

Attachments: FAQs, Social Media Policy

CONFIDENTIAL – DO NOT FORWARD; INTERNAL MONDEE ONLY

Dear Colleagues,

I am pleased to share with you some exciting news about our company: today we announced that Mondee plans to go public and the combined company will list on the Nasdaq Stock Market through a business combination with ITHAX Acquisition Corp. (“ITHAX”) (Nasdaq: ITHX). This is a momentous day for Mondee, and I want to thank you all for your hard work and dedication to our mission. We could not have achieved this without you and all the other members of our incredible Mondee team. When public, Mondee will trade on the Nasdaq Stock Market under the new ticker symbol “MOND.”

This highly strategic transaction will provide Mondee with significant additional financial resources that will enable us to continue growing and leveraging our agile technology platforms and feature-rich offerings in the travel industry. We believe that going public will allow us to continue to drive exponential growth as we build and expand our technology-driven, next-generation marketplace, and to better serve both travelers and customers in the growing gig economy. We expect to use these additional funds to primarily implement an accretive M&A strategy and optimize the company’s capital structure, ultimately strengthening our feature-rich platform.

The board of directors of ITHAX has unanimously approved the proposed transaction, which we expect to complete in the first half of 2022, subject to the satisfaction or waiver of customary closing conditions.

I expect this transaction will provide significant growth opportunities for our company, our hospitality partners, our customers, our suppliers, our distribution network of travel agents, and our entire team. This accomplishment is not only a testament to the disruptive technology and the compelling business we have built together, but also to the dedication of our team, which has enabled us to enter this next phase of our growth.

Please bear in mind that we will continue to operate under the Mondee name. Our company will continue under my direction as Chief Executive Officer, with the support of our deep management team, as well as an experienced Board of Directors including Orestes Fintiklis, myself, and independent directors. Our leadership and management team whom you work with directly today, all remain in place.

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I ask that you remain focused on execution and operational excellence as we continue delighting our customers, sustaining our global growth, leveraging our agile technology platforms and serving our strategic partners.

As we enter this new chapter, there are some rules we must all follow. The United States Securities and Exchange Commission (or “SEC”, which has oversight over the transaction because ITHAX is U.S. registered) has strict guidelines governing publicity. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, please refrain from making any statements about our company or this event in open forums (including to friends or family; online forums such as Facebook, Twitter, LinkedIn, Reddit; via email, to existing or prospective clients, etc.). Confidentiality will be critical as we move through the go-public process and enter operations as a public company. It is crucial that each of us adhere to these rules.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “We’re really proud and excited, but I don’t know much about it.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Should you receive any press inquiries, please forward details of the inquiry to our team at MondeePR@ICRinc.com who can handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know we will continue to share updates with you as we have more to report.

I am sure many of you will have questions. We will provide you with a “Frequently Asked Questions” document that will address many of the relevant logistics, regulations, and duties attached to the new business structure required of public company employees, as well as guidelines for external communications. Please feel free to reach out to Mondee Internal Communications ic@mondee.com with any additional questions on the transaction.

Additionally, there are strict legal requirements regarding trading in securities of public companies. ITHAX is a publicly traded entity, and you should not be trading in the securities of ITHAX (that includes the units, warrants, and ordinary shares). This restriction also applies to members of your immediate family, persons with which you share a household, economic dependents, and any entity whose transactions you influence, direct, or control. In addition, please do not share any information that could be considered “material non-public information” (defined in the Employee FAQ document) about Mondee or ITHAX with anyone.

Finally, I want to thank you all for your hard work and dedication to our collective success in building Mondee to this point and to advancing our vision. I look forward to working together in this next phase of our company’s development as we expand and continue to unlock industry-changing technology within the existing antiquated travel infrastructure.

Full press release, including disclosures, can be found here:

Mondee, the Technology-First, Fast Growing Travel Market Disruptor, To Go Public Through Business Combination with ITHAX Acquisition Corporation

Please find attached FAQS and Social Media Policy.

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Sincerely,

Prasad Gundumogula

Founder and CEO of Mondee

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Employee FAQs

Typical Public Company FAQs

Q – What is the change occurring at Mondee?

A – Mondee is becoming a publicly traded company and will be listed on the Nasdaq Stock Market (Nasdaq: MOND), upon the successful completion of the transaction with ITHAX, which remains subject to the satisfaction or waiver of customary closing conditions.

Q – How is this different from a traditional IPO?

A – A SPAC is a special purpose acquisition company, or a blank check company created for the purpose of acquiring another company to take it public. In an IPO, a private company issues new shares and, with the help of an underwriter, sells them on a public exchange. Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on Nasdaq under the new ticker symbol “MOND.” Several other growth companies have recently gone public with SPACs.

Mondee chose ITHAX as our partner because of their extensive hospitality, technology, investing, financial and transaction experience and their commitment to helping Mondee capitalize on the many opportunities ahead of us. We look forward to benefiting from ITHAX’s support as we work to execute our compelling growth plans.

Q – What does it mean to be a “U.S. public company”?

A – To be a U.S. public company means that the company is permitted to offer its equity securities for sale to the general public, and they trade on a stock exchange. In addition, a U.S. public company must file current, quarterly, and annual reports, among other filings, with the U.S. Securities and Exchange Commission.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Mondee with a number of benefits, including:

●	access to a broader source of capital to help fund our growth;
●	the ability to support our growth and expanding operations; and
●	improved awareness and brand recognition.

Additionally, going public will allow us to deliver tangible value to customers across the global travel markets. We will use these additional funds to further expand our ecosystem offerings and capitalize on our line-of-sight sales pipeline, all while remaining a market leader within the growing North America gig economy market segment.

Going public has been part of the long-term vision for Mondee, and our business model has always focused on growth. However, we do not expect it to change our core values, long-term strategies or day-to-day operations. We are proud of what we are building, and we will continue to operate in a seamless manner once Mondee becomes a publicly traded company.

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Q – Will our company name change?

A – No, we will continue to operate under the Mondee name.

Q – Will our company website URL change?

A – Our company website URL will not change.

Q – What exchange will Mondee list on and what will the ticker symbol be?

A – Immediately upon the closing of the proposed transaction, Mondee is expected to list on Nasdaq Stock Market under a new ticker “MOND.”

Q – Has Mondee’s management committed to stay on after the transaction is complete?

A – We expect Mondee’s existing management team, which is dedicated to our long-term success, to continue to lead the company.

Mondee’s management team, with a long history of experience and entrepreneurial background in the travel industry, includes Chief Executive Officer Prasad Gundumogula, Chief Financial Officer Dan Figenshu, and Chief Operating Officer Jim Dullum, Chief Commercial Officer Yuvraj Datta, Chief Technology Officer Venkat Pasupuleti, President Leisure Wholesale Michalis Tsakos, President Retail Michael Thomas, SVP & GM Corporate Kim Andreello along with the industry expert leaders of all our other business units.

Q – Who will be the board members of the public company?

A – Mondee will continue to be guided by Chief Executive Officer, Prasad Gundumogula, as well as by an experienced Board of Directors including Orestes Fintiklis, Mr. Gundumogula and independent directors. Additional details about the proposed Board structure will be provided in future public filings with the SEC.

Q – How will becoming a public company affect the business?

A – In addition to providing additional financial resources for faster growth, we expect that becoming a public company will primarily impact our capital structure and will have little practical impact on our day- to-day operations. We will continue to remain focused on operational excellence.

We expect the only items to change will be our new status and reporting duties as a public entity. Our management team will remain the same. Our commitment to our employees, partners, and customers will not change. We may hire additional personnel to support our ability to comply with public company obligations, to function as a public company and strengthen our growth.

Q – What will the new organizational structure look like?

A – Our management structure will remain the same, under the leadership of our Chief Executive Officer, Prasad Gundumogula, Chief Financial Officer Dan Figenshu and Chief Operating Officer Jim Dullum, Chief Commercial Officer Yuvraj Datta, Chief Technology Officer Venkat Pasupuleti, President Leisure Wholesale Michalis Tsakos, President Retail Michael Thomas, SVP & GM Corporate Kim Andreello in conjunction with the industry expert leaders of all our other business units, as well as by an experienced Board of Directors including Orestes Fintiklis, Mr. Gundumogula, and independent directors.

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Additional details about the proposed Board structure will be provided in future public filings with the SEC.

Employee FAQs

Q – How does going public affect me as an employee?

A – Going public will have little practical impact on your day-to-day responsibilities.

Importantly, as a public entity there are strict rules that dictate how Mondee and its employees are permitted to publicly speak about the company and its business endeavors. Therefore, it is critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions.

Q – Will there be a job for me once Mondee is publicly traded?

A – There are no expected staffing changes as a direct result of becoming a publicly traded company. Instead, we expect the transaction will position us grow faster and may create new opportunities for employee advancement across our whole company.

Q – Will my role and responsibilities change?

A – Roles and responsibilities will generally not change as a result of going public. We look forward to quickly advancing our technology and increasing our capacity with greater resources, as well as benefit from increased legitimacy and brand awareness as a Nasdaq-listed company. We believe that going public will provide significant growth opportunities for our company, our partners, our suppliers, and our entire team.

Q – How will my benefits be impacted?

A – Medical, dental and other benefits will not be impacted from becoming a publicly traded company. The company will adopt a new equity incentive plan and employee stock purchase price; the details of which will be provided in the future.

Q – What are the legal implications of this transaction to customers?

A – Mondee will continue to provide the high quality of service we owe to our customers. Customers and partners can consider this to be business as usual here at Mondee.

Q – Who should I ask if I have any questions about being an employee of a public company?

A – Please refer any additional questions to your team leader, or to Mondee Internal Communications ic@mondee.com

Q – Who should I contact with questions about the transaction?

A – If you have any questions about this transaction, please speak with your manager or email to Mondee Internal Communications ic@mondee.com. If you have received investor or media inquiries about the transaction, please refer them to the ICR team at MondeeIR@icrinc.com or MondeePR@ICRinc.com

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External Communications as a Public Company

Q – What kind of disclosure must a U.S. public company provide?

A – U.S. public companies must provide regular disclosure to the market of significant developments affecting their business and/or value of their securities. There are two general types of public disclosure obligations imposed on U.S. public companies. First, the company is obligated to file various periodic reports and statements with the U.S. Securities and Exchange Commission (SEC), all which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e. acquisition, major contract outside our normal course of business, new director, etc.).

Q – How will becoming public change the way Mondee communicates?

A – We will still promote the business as we have done in the past. However, following the end of every quarter we will announce our financial results in a public forum. This process involves a news release detailing our financial results for the quarter and a business update if necessary or desirable (i.e. the company’s earnings release). This news release will be issued via a newswire service and will also be posted on our website. The release will be followed by a conference call that will be open to the public, including employees and the investment community. Outside of the quarterly reporting process, we will communicate with investors, but must only discuss information that is contained in news releases, quarterly and annual SEC filings and annual reports, proxies, investor presentations, and other publicly issued information.

Q – Where can I find Mondee’s SEC filings?

A – Filings can be found on the SEC’s website at www.sec.gov. In addition, at some point in the future, these filings will also be available on Mondee’s website under an investor relations tab.

Q – Who are the spokespeople for Mondee?

A – Please do not speak to members of the media about Mondee or comment publicly on the business. If you are contacted by a member of the media please notify the team at MondeePR@ICRinc.com

Q – Can I comment on or discuss Mondee’s performance or how the business is doing?

A – While our potential combination presents exciting opportunities for us, the information we are able to share both internally and externally must remain limited to what we have publicly announced. Simply put, if it isn’t in the news release or other publicly filed official company information, then you cannot discuss it outside the company. We are committed to communicating with our employees and other stakeholders in a timely manner and we will provide appropriate updates as we progress through our integration process.

Q – Can I discuss future plans, business and/or growth projections as it relates to work I do at Mondee?

A – No. As a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

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Q – Customers are asking me questions about going public or about the health of our business, what should I tell them?

A – We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

We have already prepared communications to go out to our partners and customers explaining the transaction and what this opportunity means for all of us. If your friends, family, or business contacts want information regarding the transaction, please direct them to our press release found on our website.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in Mondee, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Q – Can I forward or repost internal memos?

A – No. Do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

Q – Can I post on social media about Mondee?

A – Please be respectful and professional in all photos that you choose to upload from the workplace or associate in any way with Mondee. Keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

•	Mondee’s financial performance (revenue, earnings, losses, etc.);
•	Confidential business and/or prospectus information;
•	A change in business-impacting trends;
•	A pending or prospective merger, acquisition or tender offer;
•	A pending or prospective contract or award;
•	The sale of significant assets, or a significant subsidiary;
•	Major changes in senior management; and
•	Any other material non-public information.

Additionally, with respect to communications around the transaction, while we understand that you are excited about the milestone, do not post about the transaction on social media or repost Mondee’s social media posts on the transaction. Additionally, please do not draft your own commentary related to going public or our expectations as a public company, as it is important that all messaging on the subject is driven and directed solely by the company. Please see the social media policy provided for additional information.

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Insider Trading

Q – What is Insider Trading?

A – Federal securities laws prohibit directors, officers, employees, and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

Q – What exactly is material non-public information?

A – Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with Mondee Internal Communications ic@mondee.com if you have any questions about whether information you possess would constitute material non-public information.

Q – When is information considered “public”?

A – Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees should wait at least two (2) full trading days before considering it "public" for trading purposes.

Q – Do the restrictions on insider trading apply only to employees?

A – The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee's home. Anyone can be an insider if he/she is trading securities on material non-public information.

Q – I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

A – This is a problem that could be costly for you and Mondee. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to jail. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

Q – I would never trade on inside information, but what if I give my dad a tip just before a big news release…can he get in trouble?

A – Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to jail.

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Q – I’m involved with a project at work performing due diligence on ABC Company, which we are likely to acquire or partner with. The transaction will cause Mondee’s and ABC Company’s stock to increase substantially. I know I cannot trade on Mondee’s stock, but can I trade ABC Company stock?

A – No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

Q – These are a lot of rules. How will I ever know whether I can trade in Mondee securities?

A – To assist you in analyzing any proposed trade, please contact Mondee Internal Communications ic@mondee.com, or Corporate Counsel.

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Mondee’s Social Media Guidelines

As with all public comments surrounding the announcement of a SPAC deal, it is critical to stick with nonmaterial and/or publicly available information (e.g. details of the press release, investor deck, script, etc.) when communicating publicly. This is an exciting deal for Mondee that will help to fuel our growth, and we understand that you may want to share this information with your networks. However, during this period of increased regulatory scrutiny, we do not want employees sharing information about the pending transaction or about the company’s activities.

What follows are recommendations and guidelines for social media activity, which cover both Mondee and our employees.

DO’S

•	Mondee’s corporate accounts can share the press release on its social media profiles with no accompanying commentary

DON’TS

•	Do not share Mondee’s posts on the transaction, comment on the transaction or engage with others on social media around the transaction using your personal accounts

•	Do not share any non-public, material information (including information about new contract awards, technological developments, financial information, operational information, outlooks on the business, or any other information that might impact views on the company’s value)

•	Do not share any privileged communications (e.g. internal communications, emails with potential customers, etc.)

•	Do not comment on stock price

•	Do not talk about your own stock holdings of the company

•	Do not comment about the state of the business

•	Do not make any forward-looking comments or predictions

•	Do not comment about the competition

•	Do not share any confidential customer information

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Copy for External Social Media Channels – Day of Announcement

Copy for Mondee’s Facebook/LinkedIn/Twitter/Instagram

We’re excited to share that Mondee is going public! Mondee agrees to combine with ITHAX Acquisition Corp. $ITHX to advance the future of next-gen travel technology and serve a growing gig economy in the $1T segment of the travel market. Read the full press release here for additional details:

Mondee, the Technology-First, Fast Growing Travel Market Disruptor, To Go Public Through Business Combination with ITHAX Acquisition Corporation

Copy for Mondee’s Instagram

Photo: Mondee Logo + the words “Mondee Plans to Go Public!”

Caption: We’re excited to share that Mondee is planning to go public! Mondee agrees to combine with ITHAX Acquisition Corp. $ITHX to advance the future of next-gen travel technology and serve a growing gig economy in the $1T segment of the travel market. For more details, please see the link in our bio.

In bio, add: [hyperlink to press release on Mondee website]

Prasad Gundumogula’s Social Media

I am thrilled to share that Mondee plans to become publicly traded! Our talented team has already enabled us to unlock groundbreaking value for technology in the travel marketplace, and I look forward to seeing what we can build together as we continue to transform the landscape of the travel market by delivering our disruptive marketplace and technological platforms

Mondee, the Technology-First, Fast Growing Travel Market Disruptor, To Go Public Through Business Combination with ITHAX Acquisition Corporation

Employee Post Options

Employees should not post about the transaction on social media.

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Legend Information

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4, which includes a prospectus/proxy statement of ITHAX, expected to be filed relating to the business combination. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

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Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX will confidentially submit a draft registration statement on Form F-4 with the SEC, which draft will include a prospectus/proxy statement of ITHAX. ITHAX also plans to confidentially submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

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Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K, which will be filed by ITHAX with the SEC and will also be available at www.sec.gov. In connection with the proposed business combination, ITHAX will confidentially submitted a draft registration statement on Form S-4 and will file a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

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